

May 23, 2012

Via E-Mail
Steve Aninye
Chief Executive Officer
Crown Dynamics Corp.
5400 Laurel Springs Pkwy
Suite 107
Suwanee GA 30024

> **Re:** **Crown Dynamics Corp.**
> **Amendment no. 2 to Form 8-K**
> **Filed May 8, 2012**
> **File No. 333-169501**

Dear Mr. Aninye:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business Strategy, page 3

1. We note your response to prior comment 2; however it appears that you have not added the disclosure you indicate in your response that you have added. Please revise to disclose the substance of your response with respect to your discussions with OEMs and to clarify that the technology underlying your license is not patented. Please also add appropriate risk factor disclosure given this unpatented technology. Please also revise your disclosure to discuss the material terms of your license and include the duration of your licenses and your toothbrush patent.

2. We note your new disclosure in response to our prior comment number 3. Please revise to remove the term "captive audience" as that concept does not seem to apply, or advise. Please also revise your risk factor disclosure further to describe how the loss of this agreement may affect management's assessment of your controls and procedures.

Regulations, page 4

3.   We note your response to prior comment 4. However, please revise to disclose whether
you have begun the process of seeking FCC and FDA approval and if so, the status of
your applications. Please also revise to describe how FDA approval would affect your
business, including a detailed description of the approval process and timelines. Please
also revise to include the timelines of seeking FCC approval.

Item 1A. Risk Factors, page 8

4.   We note your response to prior comment 6. However, please add appropriate risk factor
disclosure to address the ownership of your sole officer and director.

Item 5.06 Change in Shell Company Status, page 26

5.   We note your response to prior comment 10 and your revised disclosure. However,
please clarify to us how your disclosure complies with Rule 144(i)(2).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (by e-mail):   Luke C. Zouvas, Esq.
                        Zouvas Law Group, P.C.